UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

KING PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

PARKER TENNESSEE CORP.

(Offeror)

A Wholly-Owned Subsidiary of

PFIZER INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

495582108

(CUSIP Number of Class of Securities)

Amy W. Schulman

Senior Vice President and General Counsel

Pfizer Inc.

235 E. 42nd Street

New York, New York 10017

(212) 733-2323

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dennis J. Block, Esq.

William P. Mills, III, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, New York 10281

(212) 504-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,677,489,663	$262,205.01

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of (i) 249,958,811 shares of common stock, without par value of King Pharmaceuticals, Inc. (the “Company”) (inclusive of restricted stock awards granted pursuant to the Company’s stock plans), at $14.25 per share and (ii) 8,110,639 shares of common stock, without par value, of the Company which are subject to issuance pursuant to the exercise of outstanding options at $14.25 per share.
(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $262,205.01	Filing Party: Pfizer Inc.

Form of Registration No.: Schedule TO-T	Date Filed: October 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2010, and is filed by (i) Parker Tennessee Corp., a Tennessee corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, no par value (the “Shares”), of King Pharmaceuticals, Inc., a Tennessee corporation (the “Company”), at a price of $14.25 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 22, 2010 (the “Offer to Purchase”), a copy of which is included as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is included as Exhibit (a)(1)(B) to the Schedule TO, which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.	Additional Information.

The information set forth in the subsection of the Offer to Purchase entitled “Shareholder Litigation” within the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals,” is amended and restated as follows:

Shareholder Litigation. On October 13, 2010, a purported shareholder of King named L.A. Murphy filed a lawsuit in the Chancery Court of Sullivan County in the State of Tennessee against the members of King’s Board of Directors, King and Parent (the “Murphy Complaint”). On October 13, 2010, a purported shareholder of King named Alan R. Kahn filed a lawsuit in the Chancery Court for Greene County, Tennessee against the members of King’s Board of Directors, King and Parent (the “Kahn Complaint”). Also on October 13, 2010, a purported shareholder of King named Robert J. Casey, II filed a lawsuit in the Circuit Court for Sullivan County, Tennessee, Second Judicial District against the members of King’s Board of Directors, King, Parent and the Purchaser (the “Casey Complaint”). On October 15, 2010, a purported shareholder of King named Joseph Leone filed a lawsuit in the United States District Court for the Eastern District of Tennessee against the members of King’s Board of Directors, King, Parent and the Purchaser (the “Leone Complaint”). On October 15, 2010, a purported shareholder of King named Louisiana Municipal Police Employees Retirement System filed a lawsuit in the Chancery Court of Sullivan County in the State of Tennessee against the members of King’s Board of Directors and King (the “LMPERS Complaint”). Also on October 15, 2010, a purported shareholder of King named Edward Combs filed a lawsuit in the Chancery Court of Sullivan County, Tennessee against the members of King’s Board of Directors, King, Parent and the Purchaser (the “Combs Complaint” and together with the Murphy Complaint, the Kahn Complaint, the Casey Complaint, the Leone Complaint, and the LMPERS Complaint, the “Complaints”).

Each of the plaintiffs purports to sue on behalf of a class of other shareholders of King. Each Complaint alleges that the members of King’s Board of Directors breached their fiduciary duties to King’s shareholders in connection with the sale of King. The Murphy Complaint, Kahn Complaint, Casey Complaint, Leone Complaint and the Combs Complaint allege that Parent aided and abetted the purported breaches of fiduciary duties. The LMPERS Complaint alleges that King aided and abetted the purported breaches of fiduciary duties by King’s Board of Directors. The Casey Complaint, the Leone Complaint and the Combs Complaint each also allege that King and the Purchaser aided and abetted the purported breaches of fiduciary duties. Each Complaint seeks to enjoin the Offer, in addition to seeking other relief. With respect to each of the Complaints, Parent and the Purchaser believe that the plaintiff’s allegations lack merit and, if the plaintiff proceeds with the litigation, will contest them vigorously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARKER TENNESSEE CORP.

By	/s/ Bryan A. Supran
Name:	Bryan A. Supran
Title:	Vice President

Date: October 26, 2010

PFIZER INC.

By	/s/ Matthew Lepore
Name:	Matthew Lepore
Title:	Vice President, Chief Counsel – Corporate Governance, and Assistant General Counsel

Date: October 26, 2010

3